UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON PN

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming X LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON PN

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Trilliant Gaming Nevada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON CO

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Timothy Duncanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Alex Yemenidjian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on May 11, 2011, as amended (the “Original Schedule 13D”), and is being filed on behalf of the Reporting Persons with respect to the shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Tropicana Las Vegas Hotel & Casino, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

No change except as described below.

On August 25, 2015, Tropicana Las Vegas Hotel & Casino, Inc., Penn National Gaming, Inc., LV Merger Sub, Inc. and Trilliant Gaming Nevada Inc. consummated the transactions (the “Merger”) contemplated under that certain Agreement and Plan of Merger dated as of April 28, 2015 (the “Merger Agreement”) pursuant to which each share of Class A common stock and each share of preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right of each holder to receive an amount in cash equal, without interest, to the per share merger consideration calculated in accordance with the terms of the Merger Agreement (calculated as if such share of preferred stock had been converted to shares of Class A common stock in accordance with its terms immediately prior to the effective time of the Merger). Upon the closing of the Merger, each share of Class A common stock was converted into the right to receive approximately $11.25, which amount is subject to post-closing adjustment in accordance with the terms of the Merger Agreement and each share of preferred stock was converted into the right to receive an amount equal to the product of the Common Stock Price multiplied by the number of shares of Class A common stock into which such share of preferred stock was convertible at such time. The number of shares of Common Stock issuable upon conversion of a share of Preferred Stock was calculated in accordance with the certificate of designations for each series of Preferred Stock, as applicable, by dividing (A) the sum of (i) the original purchase price of the applicable share of Preferred Stock and (ii) the amount of cumulated dividends with respect to such share of Preferred Stock from the original issue date to the date of conversion, by (B) the applicable conversion price of such share of Preferred Stock.

Each of Mr. Alex Yemenidjian, Chairman, Chief Executive Officer and President of the Issuer, Mr. Timothy Duncanson, one of the Issuer’s directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owned one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz owned 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz set forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Armenco Gaming Entities (as defined below).

The shares beneficially owned by Trilliant Gaming consisted of an indirect pecuniary interest in shares held by Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (collectively, the “Onex Armenco Gaming Entities”). Trilliant Gaming was the general partner of, and controlled all voting and investment decisions of, each of the Onex Armenco Gaming Entities. Trilliant Gaming disclaimed beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 5. Interest in Securities of the Issuer.

No change except as described in Item 4 and further described below.

As of the date hereof, none of the Reporting Persons owns any shares of the Issuer. The Cover Pages of this Amendment are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except as described in Item 4.

Item 7. Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 31, 2015

ONEX ARMENCO GAMING I LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

ONEX ARMENCO GAMING X LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

TRILLIANT GAMING NEVADA INC.

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

/s/ Timothy Duncanson
Timothy Duncanson

/s/ Alex Yemenidjian
Alex Yemenidjian

EXHIBIT INDEX

(1)*	—	Agreement and Plan of Merger, dated as of April 28, 2015, by and among Tropicana Las Vegas Hotel and Casino, Inc., Penn National Gaming, Inc., a Pennsylvania corporation, LV Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Penn National Gaming Inc. and Trilliant Gaming Nevada, Inc., as stockholder Representative. (Incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 29, 2015).

(2)*	—	Joint Filing Agreement dated May 11, 2011 by and among Onex Armenco Gaming I LP, Onex Armenco Gaming X LP, Trilliant Gaming Nevada Inc., Gerald W. Schwartz, Timothy Duncanson and Alex Yemenidjian (Incorporated by reference to Exhibit 1 to the Company’s Statement on Schedule 13D filed on May 11, 2011).

(3)*	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference to Exhibit 10.1 to the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

*	Previously filed.